NO ACT

DC
PE
1-24-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08042779

Received SEC
MAR 1 2 2008
Washington, DC 20549

March 12, 2008

Ernest S. DeLaney III
Moore & Van Allen PLLC
Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/12/2008

Re: Lowe's Companies, Inc.
Incoming letter dated January 24, 2008

Dear Mr. Delaney:

This is in response to your letter dated January 24, 2008 concerning the shareholder proposal submitted to Lowe's by the Trowel Trades S&P 500 Index Fund. We also have received a letter on the proponent's behalf dated February 5, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
MAR 2 0 2008
THOMSON
FINANCIAL

Enclosures

cc: Greg A. Kinczewski
Vice President/General Counsel
The Marco Consulting Group
550 West Washington Blvd., Ninth Floor
Chicago, IL 60661

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

January 24, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe's Companies, Inc.
Exclusion of Shareholder Proposal Relating to Report on Compliance with Laws Governing Proper Classification of Employees

Dear Ladies and Gentlemen:

Lowe's Companies, Inc. (the "Company") hereby requests that the staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the shareholder proposal described below (the "Proposal") from its proxy materials for its 2008 annual shareholders meeting. The Proposal was submitted to the Company by Trowel Trades S&P 500 Index Fund (the "Proponent"). As described more fully below, the Proposal is excludible pursuant to Rule 14a-8(i)(7) because it relates to ordinary business matters.

A copy of this letter has been provided to the Proponent and emailed to cfletters@sec.gov in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

The Proposal

The Proposal calls for the adoption by the Company's shareholders of the following resolution.

"RESOLVED: that the shareholders of Lowe's Companies, Inc. (the "Company") urge the Board of Directors to establish an independent committee to prepare a report to shareowners concerning proper classification of employees. The report should discuss the compliance of both the Company and its contractors – particularly those contractors and subcontractors performing store construction work for the company – with state and federal laws governing proper classification of employees and independent contractors."

A copy of the complete Proposal is attached hereto as Exhibit A.

Discussion

Rule 14a-8 generally requires an issuer to include in its proxy materials proposals submitted by shareholders that meet prescribed eligibility requirements and procedures. Rule 14a-8 also provides that an issuer may exclude shareholder proposals that fail to comply with applicable eligibility and procedural requirements or that fall within one or more of the thirteen substantive reasons for exclusion set forth in Rule 14a-8(i).

Research Triangle, NC
Charleston, SC

Rule 14a-8(i)(7) permits an issuer to exclude a shareholder proposal if it relates to the company's ordinary business operations. As discussed below, the Commission's staff has consistently taken the position that a company's compliance with laws and regulations is a matter of ordinary business operations. The Proposal is excludible because it requests the establishment of an independent committee to prepare a report on the Company's and its contractors' compliance with federal and state laws governing the proper classification of employees and independent contractors.

The Proposal is excludible because it deals with matters relating to the Company's ordinary business operations, namely a report on the conduct of a legal compliance program.

Rule 14a-8(i)(7) permits an issuer to exclude a shareholder proposal if it relates to the company's ordinary business operations. The policy behind Rule 14a-8(i)(7) is to "confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998).

The Commission indicated in Release No. 34-40018 that the two central considerations in applying the ordinary business operations exclusion are the subject matter of the proposal and whether the proposal seeks to "micro-manage" the Company. The Commission considers certain tasks to be "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." In addition, a proposal seeks to "micro-manage" operations when it probes "too deeply into matters of a complex nature upon which shareholders, as a group, would not be in position to make an informed judgment." Release No. 34-40018. The Company believes the Proposal is excludible because the subject matter covered by the Proposal is compliance with state and federal laws in connection with the classification of employees by the Company and its contractors, a subject matter that falls directly within the scope of the Company's day-to-day business operations.

In applying the Rule 14a-8(i)(7) exclusion to proposals requesting companies to prepare reports on specific aspects of their business, the Commission's staff has determined that it will consider whether the subject matter of the requested report involves a matter of ordinary business. If it does, the proposal may be excluded even if it requests only the preparation of the report and not the taking of any action with respect to such ordinary business matter. Release No. 34-20091 (August 16, 1983). The Proposal falls precisely within this category.

The Proposal specifically requests the Company establish an independent committee to prepare a report discussing the compliance of the Company, its contractors and their subcontractors with state and federal laws governing proper classification of employees and independent contractors. Decisions concerning when to use employees and when to use contractors to accomplish the Company's business objectives and managing compliance with federal and state laws regarding their classification is a fundamental element of management's responsibility for the day-to-day operation of the Company's business. Ensuring legal compliance is the type of "matter of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Commission's staff has repeatedly recognized a company's compliance with laws and regulations as a matter of ordinary business and proposals relating to a company's legal compliance program as infringing on management's core function of overseeing business practices. As a result, the Commission has consistently allowed exclusion of such proposals from a company's proxy materials.

Examples of the Commission's long-standing position to allow exclusion of proposals relating to legal compliance issues as ordinary business operations follow: *Verizon Communications Inc.* (January 7, 2008) (proposal requiring board to adopt policies to ensure Verizon and/or its contractors do not engage in illegal trespass actions and prepare a report to shareholders describing Verizon's policies for preventing and handling illegal trespassing incidents); *Ford Motor Company* (March 19, 2007) (proposal requiring appointment of independent legal advisory commission to investigate alleged violations of law); *The AES Corporation* (January 9, 2007) (proposal seeking creation of board oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments); *H&R Block Inc.* (August 1, 2006) (proposal seeking implementation of legal compliance program with respect to lending policies); *ConocoPhillips* (February 23, 2006) (proposal requesting board report on the policies and procedures adopted to reduce or eliminate the recurrence of certain violations and investigations); *Sprint Nextel Corporation* (February 15, 2006) (proposal requesting the board prepare a report evaluating the company's compliance with federal proxy rules); *Halliburton* (January 9, 2006) (proposal requesting a report on policies and procedures to reduce or eliminate violations and investigations); *Monsanto Corp.* (November 3, 2005) (proposal seeking establishment of board oversight committee for compliance with code of ethics and applicable federal, state and local rules and regulations); *Costco Wholesale Corporation* (December 11, 2003) (proposal requesting the board develop and prepare a report on a code of ethics addressing bribery and corruption); *Associates First Capital Corporation* (February 23, 1999) (proposal requesting the Board monitor and report on legal compliance of lending practices); *Chrysler Corp.* (February 18, 1998) (proposal requesting board of directors review and amend Chrysler's code of standards for its international operations and present a report to shareholders); *Citicorp* (January 9, 1998 (proposal seeking to initiate a program to monitor and report on compliance with federal law in transactions with foreign entities); *Crown Central Petroleum Corporation* (February 19, 1997) (proposal requesting the board investigate and report on compliance with applicable laws regarding sales of cigarettes to minors); and *Citicorp.* (January 8, 1997) (proposal requesting review of and reporting on policies and procedures to ensure compliance with anti-money laundering statutes).

The Company's practices to ensure compliance with laws governing the proper classification of employees and independent contractors is a fundamental aspect of the Company's day-to-day business operations, including management's determination of the appropriate means by which to comply with applicable law. The Company's management is in the best position to determine the proper classification of these individuals in compliance with applicable law. The Company's classification of its employees and contractors is implemented in the ordinary course of business and is an integral part of the Company's legal compliance program. Such classification requires a detailed analysis of information known to management and is precisely the type of complex matter upon which shareholders are not in a position to make an informed judgment.

Further, the Proposal requests a report not only on the Company's legal compliance, but also the legal compliance of its contractors and subcontractors. The Company has no authority or control over, and is generally not likely to have the information required or be in a position to determine, whether a contractor or subcontractor is complying with laws relating to the proper classification of such contractor's or subcontractor's employees. The Proposal impermissibly seeks to subject this complex aspect of the Company's business operations – its business relationships with its contractors – to shareholder oversight and falls within the second consideration for exclusion purposes the Commission has articulated as "micro-managing".

In some instances, the Commission's staff has indicated that proposals dealing with ordinary business matters are nevertheless not excludible if they focus on policy issues sufficiently significant to override the "ordinary business" subject matter. Release 34-40018. Examples of topics the Commission has from time to time considered to involve sufficiently significant policy issues include human rights issues, genetic engineering, child labor and internet censorship and monitoring by foreign governments. The Commission has also not allowed exclusion of certain proposals that raised significant policy issues when the company receiving the proposal was the subject of investigations or allegations of violations of the subject matter of the proposal. See, *e.g.*, *Beazer Homes USA, Inc.* (November 30, 2007) (proposal requesting board prepare a report evaluating the company's mortgage practices when the company was the subject of several regulatory, federal, SEC and internal investigations relating to its mortgage origination business, and the company had announced a possible restatement of its financial statements because of problems in its mortgage lending unit). The Commission's staff's decisions indicate the high threshold of significance a policy issue must reach in order to override the "ordinary business" exclusion.

The Proposal's subject matter is closely aligned to others the Commission's staff has determined did not include policy issues significant enough to override the ordinary business classification. See, *e.g.*, compliance with The Sarbanes-Oxley Act of 2002 (*BearSterns Companies, Inc.* (February 14, 2007), *Merrill Lynch & Co., Inc.* (January 11, 2007), *Lehman Brothers Holdings Inc.* (January 11, 2007) *and Morgan Stanley* (January 8, 2007)); compliance with law, including retaliation protection for whistleblowers (*The AES Corporation* (January 9, 2007)); compliance with Federal Corrupt Practices Act and legal prohibitions on bribery (*Halliburton* (March 10, 2006) and *Monsanto* (November 3, 2005)); and compliance with the mortgage lending aspect of legal compliance program, including predatory lending (*Associates First Capital Corporation* (February 23, 1999)). Similar to these proposals, the Proposal does not focus on a sufficiently significant policy issue nor does the Proposal allege any improper misclassification or violation by the Company. Furthermore, the Company's management has advised us that to its knowledge the Company is not the subject of any regulatory investigations regarding classification of employees and independent contractors.

Deciding when to use employees and when to use contractors to carry out the Company's business objectives and assuring and evaluating compliance with legal and regulatory requirements in doing so is fundamental to management's day-to-day functions. Because it deals with and requests a report on matters relating to the Company's ordinary business operations, the Proposal is excludible.

Conclusion

We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy statement for the reasons stated above.

Please feel free to call me at (704) 331-3519, or my colleague, Dumont Clarke, at (704) 331-1051 if you have any questions or comments.

Very truly yours,

Moore & Van Allen PLLC

Ernest S. DeLaney III

Ernest S. DeLaney III

ESD/krh
Enclosures

CHAR1\1035395v3

RESOLVED: that the shareholders of Lowe's Companies, Inc. (the "Company") urge the Board of Directors to establish an independent committee to prepare a report to shareowners concerning proper classification of employees. The report should discuss the compliance of both the Company and its contractors – particularly those contractors and subcontractors performing store construction work for the company – with state and federal laws governing proper classification of employees and independent contractors.

SUPPORTING STATEMENT

In our opinion, the misclassification of employees as independent contractors is a crisis of great concern to every corporation – including our Company. When an employer treats a worker as an independent contractor rather than an employee – despite the fact that the employer controls and directs how the worker performs his or her work, and exercises financial control over the economic aspects of the worker's job – then the employer is misclassifying the worker.

Unfortunately, misclassification by unscrupulous companies creates an uneven playing field for enterprises that play by the rules, since misclassifying companies evade payment of Social Security, payroll taxes, and workers compensation premiums – payment regularly made by law-abiding companies. And misclassification has a broader deleterious effect, as it depresses wage markets throughout the nation and undermines the finances of our federal, state, and local governments. In fact, a federal government study of the effects of misclassification on government revealed that the federal government alone is improperly denied over $3.3 billion in tax revenue every year – and the revenue gap has almost certainly grown in the years since that survey was conducted. A more recent University of Missouri-Kansas City study of misclassification in Illinois showed that the misclassification crisis is rapidly becoming more serious every year, with a 55% increase in the misclassification rate from 2001-2005.

Because of the increasing public attention to the misclassification crisis, state and federal legislators are conducting hearings and are introducing bills such as S. 2044, the Independent Contractor Proper Classification Act, which seek to crack down on rampant misclassification. These new bills are likely to result in increased penalties for misclassification, and will shine a brighter light on misclassifying companies. Companies such as FedEx are being targeted with lawsuits and receiving negative publicity because of their alleged misclassification of employees.

Consequently, we believe that it is more important than ever that corporations ensure that they, as well as contractors performing work for them, are in compliance with all laws governing proper classification of employees. And we believe that it is particularly critical that companies ensure that contractors retained to perform construction work are in compliance with classification laws, as studies have shown that the incidence of misclassification is especially high in the construction industry. Failure to take action to prevent misclassification could result in penalties and severe damage to corporate reputations.

For all of these reasons, we urge shareholders to ask the Company to protect our long-term legal interests and our good name, by establishing a committee to report to the Board on our Company's compliance with laws governing employee classification.

Trowel Trades S&P 500 Index Fund

December 13, 2007

BY OVERNIGHT DELIVERY AND FAX
(704-757-0598) Fax / (704 758-1000) Phone

Mr. Gaither M. Keener, Jr.
Senior Vice President, General Counsel,
Secretary & Chief Compliance Officer
Lowe's Companies, Inc.
1000 Lowe's Boulevard
Mooresville, North Carolina 28117

RE: Trowel Trades S&P 500 Index Fund

Dear Mr. Keener:

In our capacity as Trustee of the Trowel Trades S&P 500 Index Fund (the "Fund"), I write to give notice that pursuant to the 2007 proxy statement of Lowe's Companies Inc.(the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2008 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to the attention of Jake McIntyre, Assistant to the Secretary Treasurer, International Union of Bricklayers, at 202-383-3263.

Sincerely,

Cheryl A. Derezinski
Senior Vice President
Comerica Bank & Trust, National Association, Trustee of the Fund

Enclosure

THE MARCO
CONSULTING
GROUP

February 5, 2008

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
100 F Street, NE
Washington, DC 20549

RE: Lowe's Companies, Inc. Exclusion of Shareholder Proposal Relating to Report on Compliance With Laws Governing Proper Classification of Employees

Dear Ladies and Gentlemen:

We are writing on behalf of the Trowel Trades S&P 500 Index Fund ("the Proponent") in response to the January 24, 2008 letter from Lowe's Companies, Inc. ("the Company") requesting that the staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the Securities and Exchange Commission ("the Commission") if the Company excludes from the Company's proxy materials for its 2008 annual meeting the Proponent's proposal requesting that the Board establish an independent committee to prepare a report to shareowners concerning proper classification of employees and independent contractors by the Company and its contractors ("the Proposal").

Six copies of this letter are enclosed and another copy has been sent to the Company.

The Company's January 24, 2008 letter has succinctly framed the question that the Commission must decide: Is the proposal excludible as ordinary business, or does it raise significant policy issues?

The Proponent respectfully submits that the misclassification of employees as independent contractors raises significant business, regulatory, reputational and financial matters that go well beyond the ordinary business of the Company. Employee misclassification is a hot-button issue of increasing importance to state and federal governments, corporations and their shareholders, and the public at large. The misclassification of employees is fast becoming one of the most relevant regulatory issues faced by American corporations.

Evidence of the rapidly increasing public policy significance of employee misclassification includes a tremendous surge in governmental action specifically

EAST COAST OFFICE MIDWEST OFFICE WEST COAST OFFICE
550 West Washington Blvd. • Ninth Floor • Chicago, IL 60661 • (312) 575-9000 ph. • (312) 575-9840 fax

designed to prevent misclassification and penalize misclassifying companies. The past year has seen a remarkable tide of state and federal legislation and regulatory actions aimed at punishing companies that engage in misclassification of employees. A few of the more significant examples of this dramatic development follow:

- New Jersey enacted the "Construction Industry Worker Misclassification Act," which not only created a private right of action to allow misclassified employees to sue their employer, but levies criminal penalties and fines against companies that violate the law.
- New York Governor Eliot Spitzer signed an executive order which greatly increased the state's funding of anti-misclassification efforts, and which created a Joint Enforcement Task Force aimed at coordinating law enforcement and regulatory agencies' crackdown on misclassifying companies.
- Illinois passed into law the Employee Classification Act, which greatly increases the budget allocated to enforcement of proper worker classification, and which created severe financial penalties for even first offenses involving misclassification.
- The US Senate is currently considering the Independent Contractor Proper Classification Act, which would make it far more difficult for employers to evade federal prohibitions on misclassification.
- No fewer than three Congressional committees held hearings during 2007 to determine how best to combat what some witnesses termed "the misclassification crisis."

In short, it is clear that both state and federal elected officials recognize employee misclassification as a rapidly emerging and significant policy issue.

The governments discussed above are no doubt motivated by the stunning effect that misclassification has on public finance. The budgets of federal, state and local government finances are being dramatically shortchanged by misclassification; a decade-old GAO study of the cost of misclassification estimated that the federal government alone loses $3.3 billion annually in tax revenue due to the practice. In the intervening decade, the effect on the federal budget has surely worsened, as the incidence of misclassification has skyrocketed. Indeed, the misclassification rate in Illinois rose 55% in the short period between 2001 and 2005, according to a study by the University of Missouri-Kansas City. Moreover, governments are now recognizing the deleterious effect of misclassification on Social Security and workers compensation pools.

As misclassification has developed into a significant matter of public policy, corporations have been seriously affected. Companies across the nation are facing financial and reputational damage as a result of the crackdown on misclassification, Perhaps the most high-profile recent example of the trend concerns shipping giant FedEx. In December 2007, FedEx was assessed $319 million in fines and penalties by the IRS following an investigation which concluded that the company had systematically misclassified certain employees. On December 21, 2007, FedEx filed a 10-Q statement with the SEC in which it admitted that the IRS assessment, as well as multiple lawsuits concerning misclassification of employees, could result in material losses to the corporation. Shareholders can reasonably infer that the increasing policy significance of misclassification will lead to similar scrutiny of other American corporations.

The Company's letter (page 4) concedes that the ordinary business exclusion does not apply when the Company receiving the proposal was the subject of investigations or allegations of violations of the subject matter of the proposal. See *Beazer Homes USA, Inc.* (November 30, 2007). In light of the severe financial and reputational damage that can be occasioned by misclassification, the Proponent submits that shareholders should not be limited to seeking reports until after a Company has violated laws—they should be allowed to seek compliance to prospectively prevent violations.

For the foregoing reasons, the Proponent urges the Commission not to grant the Company the no-action relief it seeks in its January 24, 2008 letter.

Please contact me with any questions. My direct line is 312-612-8452. My e-mail is kinczewski@marcoconsulting.com.

Very Truly Yours,

Greg A. Kinczewski
Vice President/General Counsel

GAK:mal
cc: Ernest S. DeLanney III

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 12, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lowe's Companies, Inc.
Incoming letter dated January 24, 2008

The proposal urges the board to establish an independent committee to prepare a report that discusses the compliance of the company and its contractors with state and federal laws governing proper classification of employees and independent contractors.

There appears to be some basis for your view that Lowe's may exclude the proposal under rule 14a-8(i)(7), as relating to Lowes' ordinary business operations (i.e., general legal compliance program). Accordingly, we will not recommend enforcement action to the Commission if Lowe's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Greg Bellison
Special Counsel

END